Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 18, 2019 in Toronto, Ontario.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 15 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Bonnie R. Brooks Shares Voted For: Withheld:	102,740,852 3,429	Isabelle Marcoux Shares Voted For: Withheld:	102,741,041 3,240

Robert K. Burgess Shares Voted For: Withheld:	102,738,577 5,704	Joe Natale Shares Voted For: Withheld:	102,720,699 23,582

John H. Clappison Shares Voted For: Withheld:	102,740,292 3,989	David R. Peterson Shares Voted For: Withheld:	102,715,824 28,457

Robert Dépatie Shares Voted For: Withheld:	102,740,452 3,829	Edward S. Rogers Shares Voted For: Withheld:	102,720,056 24,225

Robert J. Gemmell Shares Voted For: Withheld:	102,740,646 3,635	Loretta A. Rogers Shares Voted For: Withheld:	102,718,151 26,130

Alan D. Horn Shares Voted For: Withheld:	102,720,224 24,057	Martha L. Rogers Shares Voted For: Withheld:	102,722,911 21,370

Philip B. Lind Shares Voted For: Withheld:	102,720,445 23,836	Melinda M. Rogers Shares Voted For: Withheld:	102,722,936 21,345

John A. MacDonald Shares Voted For:	102,740,046

Withheld:	4,235

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 102,787,370 shares voted in favour of their appointment and 8,878 withheld.

For additional information, please see the Corporation’s management information circular dated March 6, 2019, a copy of which is available on SEDAR at www.sedar.com.

Toronto, Ontario April 18, 2019

ROGERS COMMUNICATIONS INC.

Per:	“Graeme McPhail”
Graeme McPhail
Chief Legal and Regulatory Officer and Secretary